SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 4)*
National American University Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
132863127

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 23, 2009

(Date of Event Which Requires Filing of This Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 13)

CUSIP No.	132863127	13D	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Learning, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,999,449

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,999,449

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	8	of	13 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	9	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	10	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,999,449

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,999,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	11	of	13 Pages
This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on October 7, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 5, 2009 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on November 24, 2009 (collectively with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Statement”) to report the disposition by CLLLC of 990,540 shares of Common Stock and the acquisition by CLLLC of 575,000 shares of restricted Common Stock, each as described below. All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.
ITEM 3. Source and Amount of Funds or Other Consideration.
The Statement is hereby amended and supplemented by adding the following to the end of Item 3 thereof:
575,000 additional shares of Common Stock (the “Restricted Shares”) reported by the Reporting Persons in this Amendment No. 4 were acquired by CLLLC on November 23, 2009 (the “Closing Date”) pursuant to the terms of the Agreement and Plan of Reorganization, dated August 7, 2009, as amended and restated in its entirety as of August 11, 2009, and as further amended by that certain Amendment No. 1 to the Amended and Restated Agreement and Plan of Reorganization, dated October 26, 2009, by and among the Issuer, Dlorah Subsidiary, Inc. and Dlorah, Inc. (the “Merger Agreement”) in exchange for warrants to purchase 2,800,000 shares of Common Stock. No funds were paid by CLLLC in connection with the acquisition of such additional shares.
On the Closing Date, 838,772 shares of Common Stock held of record by CLLLC were transferred to certain stockholders of the Issuer who held 50,000 or more shares of Common Stock as of November 5, 2009 and who voted in favor of the transaction contemplated by the Merger Agreement (the “Transaction”) pursuant to Amendment No. 1 to the Securities Escrow Agreement, dated as of the Closing Date, among the Issuer, Continental Stock Transfer & Trust Company and certain of the founding stockholders of the Issuer, which is filed as Exhibit 10 hereto and incorporated herein by reference. No funds were paid to CLLLC for such shares.
On the Closing Date, 151,768 shares of Common Stock held of record by CLLLC were cancelled pursuant to the Merger Agreement.
ITEM 5. Interest in Securities of the Issuer.
The Statement is hereby amended and supplemented by replacing the first paragraph of Item 5 with the following:
(a)-(b) CLLLC is the record owner of an aggregate of 1,999,449 shares of Common Stock, representing approximately 34.2% of the Issuer’s issued and outstanding shares of Common Stock (based on 5,843,005 shares of Common Stock issued and outstanding as of November 30, 2009, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 30, 2009).

CUSIP No.	132863127	13D	Page	12	of	13 Pages
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Statement is hereby amended and supplemented by adding the following paragraph to the end of Item 6 of the Statement:
On the Closing Date, in accordance with the terms of the Merger Agreement, the Issuer entered into a Restricted Stock Agreement (the “Restricted Stock Agreement”) with CLLLC, whereby CLLLC and the Issuer agreed to certain restrictions with respect to the ownership and transferability of the Restricted Shares. Under the Restricted Stock Agreement, CLLLC will be prohibited from selling, assigning, transferring, pledging, encumbering or otherwise disposing of the Restricted Shares, and the Restricted Shares will be subject to forfeiture, until such time as the Common Stock shall have traded at or above $8.00 per share for any sixty consecutive trading day period occurring prior to November 23, 2014 (the “Restriction”). In the event such trading price threshold is achieved, the Restriction will lapse and the Restricted Shares will no longer be subject to forfeiture. If such trading price threshold is not achieved, the Restricted Shares will automatically be forfeited by CLLLC to the Issuer on November 23, 2014. The Restricted Stock Agreement is filed as Exhibit 11 hereto and is incorporated herein by reference.
As disclosed in Item 3 above, on the Closing Date, warrants to purchase 2,800,000 shares of Common Stock held of record by CLLLC were cancelled in exchange for the issuance to CLLLC of the Restricted Shares. On the Closing Date, warrants to purchase an additional 1,765,200 shares of Common Stock held of record by CLLLC were redeemed by the Issuer at a price of $0.50 per share. Following the closing of the Transaction, CLLLC held no warrants to purchase shares of Common Stock.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended and supplemented by adding the following documents as Exhibits to the Statement and filing such documents herewith.

Exhibit No.	Description

10	Amendment No. 1 to the Securities Escrow Agreement, dated as of November 23, 2009, by and among the Issuer, Continental Stock Transfer & Trust Company and certain of the founding stockholders of the Issuer (previously filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 000-52919) filed with the SEC on November 30, 2009 and incorporated herein by reference).

11	Restricted Stock Agreement, effective as of November 23, 2009, between the Issuer and CLLLC (previously filed as Exhibit 10.11 to the Issuer’s Current Report on Form 8-K (File No. 000-52919) filed with the SEC on November 30, 2009 and incorporated herein by reference).

CUSIP No.	132863127	13D	Page	13	of	13 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.
Dated: December 2, 2009

Camden Learning, LLC				Camden Partners Strategic III, LLC

By:	Camden Partners Strategic III, LLC			By:	Camden Partners Strategic Manager, LLC,
	its sole general partner				its sole manager

	By:	Camden Partners Strategic Manager, LLC,			By:	/s/ Donald W. Hughes

		its sole manager			Name:	Donald W. Hughes
					Title:	Managing Member
		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III, L.P.				Camden Partners Strategic Manager, LLC

By:	Camden Partners Strategic III, LLC
	its sole general partner			By:	/s/ Donald W. Hughes

				Name:	Donald W. Hughes
	By:	Camden Partners Strategic Manager, LLC,		Title:	Managing Member
its sole manager

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	David L. Warnock

Camden Partners Strategic Fund III-A, L.P.
/s/ Donald W. Hughes

By:	Camden Partners Strategic III, LLC,			Donald W. Hughes
its sole general partner

	By:	Camden Partners Strategic Manager, LLC,		/s/ Donald W. Hughes

		its sole manager		Donald W. Hughes, as Attorney-in-Fact for
Richard M. Johnston

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	Richard M. Berkeley